Exhibit 99.1

Ossen Innovation Announces First quarter 2012 Financial Results

SHANGHAI, May 30, 2012 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months ended March 31, 2012.

“We are seeing encouraging signs regarding demand for our products,” stated Dr. Liang Tang, Chairman of Ossen Innovation. “Since April, we have seen a measured increase in the number of projects requesting bids. The pent up demand for steel wires has been fueled by several quarters of dormant activities and the PRC government’s recognition that these infrastructure investments are crucial to China’s long-term economic vitality. We expect steady improvement in our financial results and a stronger second half of this year.”

Financial Summary

(in millions ex- EPS)	Q1 2012	Q1 2011	Chg.
Revenue	$22.3	$31.7	-30%
Gross Profit	$2.6	$9.1	-72%
Net Income*	$0.3	$5.9	-95%
EPS	$0.01	$0.29	-95%
Shares Outstanding	20.0	20.0	-

*Net income attributable to controlling interest

First Quarter 2012 Financial Results

Revenue was $22.3 million in the first quarter of 2012, down 29.8% from $31.7 million in the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth coated products, were $18.3 million, representing 82.1% of total sales for the three months ended March 31, 2012. This number was up 2.8% compared to $17.8 million in the first quarter of 2011 due to overall higher demand for coated pre-stressed steel materials in the market.

Gross profit decreased by $6.5 million to $2.6 million, a 71.9% year-over-year decline. Consolidated gross margin fell from 28.7% to 11.5%. The lower margin and lower profit of coated products during the first quarter of 2012 was a result of the difficulties faced by the infrastructure sector in China following the July 2011 high speed rail accident and funding problems the Ministry of Railways (“MOR”) had.

Gross margin for the first quarter of 2012 were 14.0% and 8.2% for coated pre-stressed steel products and for plain surface pre-stressed steel products, respectively.

Selling and distribution expenses decreased 61.7% to $0.1 million due to difficult market environment in the infrastructure sector. General and administrative expenses increased approximately 250% to $1.1 million due to our payment in the quarter of expenses related to being a public company, including annual auditing fees. Operating income fell 84.3% to $1.3 million in the first quarter of 2012 with operating margin of 6.0% compared to $8.5 million and 26.9%, respectively, in the first quarter of 2011.

Net income attributable to controlling interest fell 95.4% to $0.3 million in the first quarter of 2012 from $5.9 million in the year-ago period. Earnings per share were $0.01 versus $0.29 a year ago.

Balance Sheet and Cash Flows

Ossen had approximately $21.8 million of cash and restricted cash at March 31, 2012 compared to $21.3 million at December 31, 2011. Total accounts receivable on March 31, 2012 increased to $50.2 million from $48.0 million on December 31, 2011. The average accounts receivable days sales outstanding were 201 days in the first three months of 2012. Total working capital was $71.8 million at March 31, 2012 compared to $70.8 million at December 31, 2011.

For the first quarter of 2012, the Company used approximately $0.3 million of cash flows from operations as compared to $12.1 million in the first quarter of 2011. Such reduction in cash flows used from operations was a result of fewer advances to suppliers in Q1 2012.

In November 2011, the Company’s Board of Directors approved a share repurchase program for up to 500,000 shares of the Company's American Depositary Receipts ("ADSs") through May 2012. During the three months ended March 31, 2012, the Company repurchased 14,016 shares of ADSs from the secondary market at an average price of $0.98 per share.

Business Updates

1.	As of the end of April, Ossen has collected $24.1million, or approximately 50%, of the $48 million accounts receivable balance at December 31, 2011. Management is confident about the collection of the remaining balance.

2.	According to government announcements and news release from major media channels, several positive developments have occurred recently about the Ministry of Railways (“MOR”) and its related projects. Total credit lines from Chinese local banks available to MOR has reached $317 billion (or RMB2 trillion) to support funding of MOR’s suspended and new projects. With more funding becoming available to MOR related projects, more construction will resume. The PRC government aims to invest more than $63 billion (RMB400 billion) in MOR related infrastructure projects in 2012 in order to boost economic growth.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation First quarter 2012 Conference Call” or be prepared to utilize the conference ID.

Conference Call
Date:	Thursday, May 31, 2012
Time:	9:00 am Eastern Time, US
Conference Line Dial-In (U.S.):	+1-718-354-1231
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	84905084

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through June 7, 2012. To listen, please call +1-866-214-5335 within the United States or +1-718-354-1232 if calling internationally. Utilize the pass code 84905084 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://www.media-server.com/m/p/4kf4gj3m.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 5888-3163
Web: www.osseninnovation.com

Investor Relations
MZ North America
Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mz-ir.com

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2012 AND 2011

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2012	2011
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,383,087	$1,568,261
Restricted cash	19,415,474	19,764,900
Notes receivable – bank acceptance notes	-	10,851,616
Accounts receivable, net of allowance for doubtful accounts of $386,744 and $384,311, respectively	50,162,989	48,049,722
Inventories	15,117,401	17,222,664
Advance to suppliers	53,807,795	41,391,174
Other current assets	6,493,010	6,495,241
Account receivable from related party	20,930	20,799
Total Current Assets	147,400,686	145,364,377
Property, plant and equipment, net	10,735,699	11,022,916
Land use rights, net	4,384,056	4,380,708
Prepayment for plant and equipment	7,919,348	7,869,529
TOTAL ASSETS	$170,439,789	$168,637,530

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2011
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$30,228,694	$24,848,628
Short-term bank loans	43,127,097	47,966,209
Accounts payable	1,184,505	948,475
Customer deposits	401,071	459,915
Income tax payable	5,985	4,792
Other payables and accrued expenses	141,304	324,423
Due to related party	498,007	-
Total Current Liabilities	75,586,663	74,552,442
Long-term bank loans	4,589,697	4,718,094
TOTAL LIABILITIES	80,176,360	79,270,536

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and 19,985,984 shares outstanding at March 31, 2012; 20,000,000 shares issued and outstanding at December 31, 2011	200,000	200,000
Additional paid-in capital	33,910,985	33,884,656
Statutory reserve	3,941,265	3,884,808
Retained earnings	36,440,790	36,224,467
Treasury stock, at cost: 14,016 and 0 shares as of March 31, 2012 and December 31, 2011, respectively	(13,715)	-
Accumulated other comprehensive income	5,856,541	5,295,641
TOTAL SHAREHOLDERS’ EQUITY	80,335,866	79,489,572
Non-controlling interest	9,927,563	9,877,422
TOTAL EQUITY	90,263,429	89,366,994
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$170,439,789	$168,637,530

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
	2012	2011

REVEUNUES	$22,287,288	$31,745,263
COST OF GOODS SOLD	19,725,350	22,643,557
GROSS PROFIT	2,561,938	9,101,706
Selling expenses	92,361	241,441
General and administrative expenses	1,125,491	321,496
Total Operating Expenses	1,217,852	562,937

INCOME FROM OPERATIONS	1,344,086	8,538,769
Financial expenses, net	(933,230)	(808,664)
Other income, net	20,543	44,032
INCOME BEFORE INCOME TAX	431,399	7,774,137
INCOME TAX	(108,478)	(1,082,413)
NET INCOME	322,921	6,691,724
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	50,141	818,173
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	272,780	5,873,551
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	560,900	479,324
TOTAL OTHER COMPREHENSIVE INCOME	560,900	479,324
COMPREHENSIVE INCOME	$833,680	$6,352,875

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.01	$0.29
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,987,441	20,000,000

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$322,921	$6,691,724
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	439,492	400,374
Share-based compensation expense	26,329	26,040
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(2,113,267)	(16,534,592)
Inventories	2,105,263	9,851,092
Advance to suppliers	(12,416,621)	(30,386,714)
Other current assets	2,232	585,790
Notes receivable - bank acceptance notes	10,851,616	16,114,881
Notes receivable from related party - bank acceptance notes	-	3,024,895
Account receivable from related party	-	(3,204,430)
Increase (Decrease) In:
Accounts payable	236,030	(2,039,556)
Customer deposits	(58,844)	1,512,029
Income tax payable	1,193	517,514
Other payables and accrued expenses	(183,119)	525,477
Due to related party	498,007	780,770
Net cash used in operating activities	(288,768)	(12,134,706)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(3,522)	(4,748)
Net cash used in investing activities	(3,522)	(4,748)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	349,427	3,998,120
Proceeds from short-term bank loans	10,223,587	22,526,280
Repayments of short-term bank loans	(15,374,261)	(16,864,557)
Repayments of long-term bank loans	(158,509)	-
Proceeds from notes payable-bank acceptance notes	14,107,279	6,544,801
Repayment of notes payable-bank acceptance notes	(8,876,490)	(12,772,288)
Repurchase of common shares	(13,715)
IPO compensation	-	440,954
Net cash provided by financing activities	257,318	3,873,310

DECREASE IN CASH AND CASH EQUIVALENTS	(34,972)	(8,266,144)
Effect of exchange rate changes on cash	849,798	285,145
Cash and cash equivalents at beginning of period	1,568,261	12,322,982
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,383,087	$4,341,983

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$107,314	$570,608
Interest paid	$937,179	$656,225
Non-cash transactions:
Appropriation to statutory reserve	$56,457	$589,095